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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Raritan Plaza 1 110 Fieldcrest Avenue
(No. and Street)

Edison (City) NJ (State) 08818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Lipkus (732) 855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lipkus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Investors Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public

ANTONIETTE GALLITANO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/15/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying statement of financial condition of First Investors Corporation as of December 31, 2009, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 5, 6, 8, 9, 10, 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 18, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation **N 2** [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-13891 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 6,254,496	200			$ 6,254,496	750
2. Cash segregated in compliance with federal and other regulations	3,030,477	210			3,030,477	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other	11,870	230			11,870	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	50,398	290			50,398	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	550,827	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	550,827	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	1,852,296	340				
B. Partly secured and unsecured accounts		350		600	1,852,296	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants (9)		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities		12,678,575	424				
I. Sport commodities			430			$ 12,678,575	850
8. Securities owned not readily marketable:							
A. At Cost (8) $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160 (10)		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value			(12)		660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	402	670 (14)	402	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	534,758	680	534,758	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520	1,722,417	710		
D. Miscellaneous (11)			530	3,105,454	720	4,827,871	930
16. TOTAL ASSETS		$ 24,428,939	540 (13)	$ 5,363,031	740	$ 29,791,970	940

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	1,723,411 [1490]
2. Other	[1060]	[1280]	2,427,634 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 241,654 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		260,416 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		6,977,280 [1670]
F. Other	18 [1200]	[1380]	3,395,992 [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 15,026,387 [1760]
Ownership Equity			
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			1,000 [1792]
C. Additional paid-in capital			41,965,826 [1793]
D. Retained earnings			(27,201,243) [1794]
E. Total			14,765,583 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 14,765,583 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 29,791,970 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 14,765,583	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			14,765,583	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 14,765,583	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 5,363,031	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items [3450]				
C. Aged short security differences-less reserve of $ [3460]		3580		
number of items [3470]				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
F. Other deductions and/or charges	220,000	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(5,583,031)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 9,182,552	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities	253,572	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(253,572)	3740
10. Net Capital			$ 8,928,980	3750

OMIT PENNIES

There were no material differences between the audited Focus report and the unaudited filed Focus report.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Code
11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Code			Code
16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%		3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item			Code
22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	8,678,980	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$	8,628,980	3920

OTHER RATIOS

Part C

Item			Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER First Investors Corporation — For the period (MMDDYY) from 1/1/09 [3932] to 12/31/09 [3933] — Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange		$		3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			102,762	3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			35,303	3939
e. Total securities commissions		40	138,065	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943			
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)	4235			
b. Includes unrealized gains (losses)	4236			
c. Total realized and unrealized gains (loses)		41		3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities	4237			
5. Margin interest				3960
6. Revenue from sale of investment company shares			42,660,109	3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business		42	16,601	3985
11. Other revenue			61,798	3995
12. Total revenue		$	42,876,573	4030

EXPENSES

Item			Amount	Code
13. Registered representative's compensation		$	32,101,014	4110
14. Clerical and administrative employees' expenses			6,347,561	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts	4130			
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)		43		4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			2,013,261	4060
20. Occupancy and equipment costs			4,937,025	4080
21. Promotional costs			3,363,587	4150
22. Interest expense			2,413	4075
a. Includes interest on accounts subject to subordination agreements	4070			
23. Losses in error account and bad debts			85,330	4170
24. Data processing costs (including service bureau service charges)		44	523,015	4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			350,835	4195
27. Other expenses			(2,641,306)	4100
28. Total expenses		$	47,082,735	4200

NET INCOME

Item			Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(4,206,162)	4210
30. Provision for Federal income taxes (for parent only)			(1,438,000)	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		45		4222
a. After Federal income taxes of	39 / 4238			
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items		$	(2,768,162)	4230

MONTHLY INCOME

Item			Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$	N/A	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$ 241,654	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	1,723,411	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]	1,079	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 1,966,144	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). [48]		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	1,966,144	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	3,030,477	4510
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities	(860,000)	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$ 2,170,477	4530
26. Date of deposit (MMDDYY)	1/4/10	4540

FREQUENCY OF COMPUTATION

27. Daily[50] ______ [4332] Weekly XX [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

There were no material differences between the audited Focus report and the unaudited filed Focus report.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 52	$	N/A	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		N/A	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ____ 4335		N/A	4570
D. (k)(3) — Exempted by order of the Commission			4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B	$	None	4586
A. Number of items		None	4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	None	4588
A. Number of items	53	None	4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes X 4584 No ____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Reconciliation with company's computation - excess as reported in company's Part II Focus Report was not materially different than this computation.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

Item		Amount	Code
SEGREGATION REQUIREMENTS			
1. Net ledger balance:			
A. Cash		N/A	7010
B. Securities (at market)			7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			7030
3. Exchange traded options:			
A. Add: Market Value of an open option contracts purchased on a contract market			7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market			7033
4. Net equity (deficit) (total of 1, 2 and 3)			7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades			7050
6. Amount required to be segregated (total of 5 and 4)			7060
FUNDS ON DEPOSIT IN SEGREGATION			
7. Deposited in segregated funds bank accounts:			
A. Cash			7070
B. Securities representing investments of customers' fund (at market)			7080
C. Securities held in particular customers or option customers in lieu of cash (at market)			7090
8. Margin on deposits with clearing organizations of contract markets:			
A. Cash			7100
B. Securities representing investments of customers' fund (at market)			7110
C. Securities held in particular customers or option customers in lieu of cash (at market)			7120
9. Settlement due from (to) clearing organizations of contract markets			7130
10. Exchange traded options:			
A. Add: Unrealized receivables for option contracts purchased on contract markets			7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets			7133
11. Net equities with other FCMs			7140
12. Segregated funds on hand:			
A. Cash			7150
B. Securities representing investments of customers' funds (at market)			7160
C. Securities held for particular customers in lieu of cash (at market)			7170
13. Total amount in segregation *total of 7 through 12)	$	N/A	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	N/A	7190

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
54		4600	N/A	4601		4602	$	4603		4604		4605
55		4610		4611		4612		4613		4614		4615
56		4620		4621		4622		4623		4624		4625
57		4630		4631		4632		4633		4634		4635
58		4640		4641		4642		4643		4644		4645
59		4650		4651		4652		4653		4654		4655
60		4660		4661		4662		4663		4664		4665
61		4670		4671		4672		4673		4674		4675
62		4680		4681		4682		4683		4684		4685
63		4690		4691		4692		4693		4694		4695

Total $ 64 N/A 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item	Amount	Code	Total	Code
1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners (65)	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other) (66)		4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans (67)		4860		
C. Other (describe below)		4870		
Total			$ N/A	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item	Non-conforming capital	Code	Amount	Code
1. Balance, beginning of period			$ 13,533,745	4240
A. Net income (loss)			(2,768,162)	4250
B. Additions (includes non-conforming capital of	$	4263	(68) 4,000,000	4260
C. Deductions (includes non-conforming capital of	$	4272	0	4270
2. Balance, end of period (From Item 1800)			$ 14,765,583	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$ None	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/09

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes X	4930	No	4940
3. Personnel employed at end of reporting period:				
A. Income producing personnel			695	4950
B. Non-income producing personnel (all other)			90	4960
C. Total			785	4970
4. Actual number of tickets executed during current month of reporting period			1,379	4980
5. Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts — over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)		5363	$	5364		5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	$		5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$	2,437,000	5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$	7,346,000	5388
B. Net	$		5390

OMIT PENNIES

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

DECREASE IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities	
Commissions and fees received – net	$ 5,875,629
Other revenue	1,349,660
Investment income received	48,348
Cash paid to suppliers and employees	(15,033,705)
Cash deposited to segregated trust account	(2,306,600)
Income taxes refunded	1,607,000
Net cash used for operating activities	(8,459,668)
Cash flows from investing activities	
Capital expenditures	(5,790)
Net cash used for investing activities	(5,790)
Cash flow from financing activities	
Advances to parent and affiliates	273,825
Capital contributions	4,000,000
Net cash provided by financing activities	4,273,825
Net decrease in cash and cash equivalents	(4,191,633)
Cash and cash equivalents	
Beginning of year	23,124,704
End of year	$ 18,933,071

DISCLOSURE OF ACCOUNTING POLICY

For cash flow purposes, investments in money market funds of $12,678,575 included in ***"Other Securities"*** are considered to be cash equivalents.

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS – (Continued)

Year ended December 31, 2009

RECONCILIATION OF NET LOSS TO NET CASH USED FOR OPERATING ACTIVITIES	
Net loss	$ (2,768,162)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization – fixed assets	135,040
Amortization of deferred sales commissions	765,868
Provision for deferred income taxes	169,000
(Increase) decrease in	
Receivable from dealers	(11,870)
Receivable from customers	(188,459)
Receivable from Funds – shares redeemed	543,407
Salesmen's advances – net	(424,037)
Prepaid expenses and miscellaneous receivables	62,387
Cash and cash equivalents segregated under federal regulations	(2,306,600)
Deferred sales commissions	(576,821)
Increase (decrease) in	
Payable for securities purchased	(4,723,480)
Payable to dealers	1,626,597
Accrued commissions payable	(97,055)
Accounts payable – suppliers	(278,844)
Accrued expenses and other liabilities	(386,639)
Net cash used for operating activities	$ (8,459,668)

See notes to financial statements.

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the ***"Company"***), a wholly-owned subsidiary of First Investors Consolidated Corporation ***("FICC")***, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (***"Funds"***) and First Investors insurance products.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, February 18, 2010, have been evaluated in the preparation of the financial statements.

CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITIES AND BROKERAGE TRANSACTIONS

Securities and brokerage transactions are recorded on a trade date basis with related commission income and expenses also recorded as of the trade date.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the year ended December 31, 2009, amortization of deferred sales commissions amounted to approximately $766,000. The estimated amortization of deferred sales commissions for the following four years are as follows: 2010 - $507,000; 2011 - $342,000; 2012 - $198,000; and 2013 - $61,000.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1.00% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For 2009, $8,373,000 of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis. As a result, the Company's operating loss was utilized by the parent and subsidiaries on the consolidated tax return and the company received a refund of income taxes.

The Company's method of accounting for income taxes conforms to Accounting Standards Codification ***("ASC")*** 740, ***"Income Taxes"***, formerly known as Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes"***. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2006 – 2008) or expected to be taken on the Company's 2009 tax return.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2009, cash and cash equivalents of approximately $3,030,000 were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $1,966,000.

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During 2009, the Company charged certain of its affiliates approximately $4,368,000 for management and other services. The Company purchased approximately $2,545,000 of data processing services and approximately $784,000 of office space during 2009.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2009, these commissions and fees amounted to approximately $5,262,000.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $6,072,000 deposited in an account of an affiliated federal savings bank, and approximately $12,679,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2009.

The Company is dependent on capital contributions from FICC. In 2009, a capital contribution of $4,000,000 was received from FICC.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2009 was not material. For 2009, the Company charged operations approximately $289,000 for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2015. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $4,007,000. The minimum annual rental commitments relating to leases in effect as of December 31, 2009, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2010	$2,437,000
2011	1,916,000
2012	1,436,000
2013	1,134,000
2014	387,000
2015 and thereafter	36,000
	$7,346,000

(6) LITIGATION

The Company is a defendant in a number of lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2009, the Company had net capital of approximately $8,929,000 or an excess of approximately $8,679,000, over net capital required of $250,000.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	
Federal	$(1,613,000)
State and local	6,000
	(1,607,000)
Deferred	
Federal	146,000
State and local	23,000
	169,000
Total	$(1,438,000)

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of minimum state income taxes in certain jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

Accrued expenses	$ (248,000)
Depreciation	(17,000)
Deferred sales commissions	(126,000)
Deferred compensation	(760,000)
	$(1,151,000)

Tait, Weller & Baker LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
First Investors Corporation
New York, New York

In planning and performing our audit of the financial statements of First Investors Corporation (the *"**Company**"*) as of and the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), **(1)** in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); **(2)** in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; **(3)** in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and **(4)** in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 18, 2010